Exhibit 23.2

CONSENT OF  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to various benefit plans of Dynegy Inc. and certain of its subsidiaries of our reports dated June 18, 2009 relating to the statements of net assets available for benefits as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the year ended December 31, 2008, and the related schedules of assets (held at end of year) of the Dynegy Northeast Generation, Inc. Savings Incentive Plan, the Dynegy Inc. 401(k) Savings Plan, the Dynegy Midwest Generation, Inc. 401(k) Savings Plan and the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, each as of December 31, 2008.

/s/ McConnell & Jones LLP

Houston, Texas
May 25, 2010